SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of Registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Telecom Argentina S.A.

Item
1.

English translation of the letter sent to the Comisión Nacional de Valores (the Argentine Securities Commission), dated July 5, 2018, relating to the report of the Board of Directors of Telecom Argentina S.A. regarding the mandatory tender offer upon change of control proposed by Cablevisión Holding S.A.

2.

English translation of the report of the Board of Directors of Telecom Argentina S.A. regarding the mandatory tender offer upon change of control proposed by Cablevisión Holding S.A., dated July 5, 2018

3.	English translation of the minutes of the Board of Directors of Telecom Argentina S.A., dated July 5, 2018
4.	English translation of the price determination report issued by Deloitte S.C., dated June 29, 2018
5.	English translation of the price determination report issued by Buenos Aires Advisors S.C., dated June 19, 2018
6.	English translation of the price determination report issued by Columbus MB S.A., dated June 19, 2018

FOR IMMEDIATE RELEASE

Item 1.

FREE TRANSLATION

Buenos Aires, July 5, 2018

Comisión Nacional de Valores

Dear Sirs,

RE.: Telecom Argentina S.A.

Report issued by the Board of Directors pursuant to section 3 subsection c) Chapter II, Title III of CNV Rules (NT 2013) regarding the Mandatory Tender Offer

I am writing to you, in my capacity as Chairman of the Board of Directors of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in relation with the Mandatory Tender Offer promoted by Cablevisión Holding S.A. (“CVH”) on June 21, 2018, due to having effectively reached a controlling position in the Company (the “OPA”), in the terms of the public announcement that was published in the Clarín newspaper on the 23rd, 24th and 25th of  June  2018 (the “OPA Announcement”) and on the Daily Bulletin of BYMA on the 21st of June 2018.

In this regard, we hereby attach the following documentation:

1)             Report issued by the Board of Directors of Telecom Argentina on the date hereof, related to the price offered in the OPA Announcement, in accordance with what was disposed by the section 3 subsection c) Chapter II, Title III of the CNV Rules (NT 2013).

2)             Relevant part of the Minutes of the Board of Directors No. 373 of the Company that includes the transcription of the Board of Directors’ Report mentioned in point 1) above.

3)             A copy of the Price Determination Report of Deloitte SC, independent firm hired by the Company.

4)             A copy of the Price Determination Reports of Columbus MB S.A. and Buenos Aires Advisors S.C., independent firms hired by CVH, in accordance with the applicable regulation.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

Item 2.

TELECOM ARGENTINA S.A.

BOARD OF DIRECTORS’ REPORT

Mandatory Public Tender Offer for the Acquisition of Shares, promoted by Cablevisión Holding S.A. for having effectively reached a control interest in Telecom Argentina S.A.

Pursuant to the provisions of Capital Markets Law No. 26,831, as amended by Law No. 27,440, (hereinafter, the “Capital Markets Law”) sections 86, 87 and subsequent sections, and the Rules of the Argentine Securities Commission (Comisión Nacional de Valores, hereinafter, the “CNV”), Ordered Text of 2013, Title III, Chapter II, Section 3, paragraph c) (hereinafter, the “Rules”), the Board of Directors of Telecom Argentina S.A. (hereinafter, “Telecom Argentina” or the “Company”) issues this report for submission to the CNV and to Bolsas y Mercados Argentinos S.A. (“BYMA”).

The terms and conditions for the Mandatory Public Offer (the “OPA” for its Spanish acronym) that the Company’s Board took into account in order to issue this Report are the terms and conditions specified in the OPA Announcement (the “OPA Announcement”) published by Cablevisión Holding S.A. (“CVH” or the “Offeror”) in the Clarín newspaper on June 23, 24 and 25, 2018 and in the daily bulletin of BYMA on June 21, 2018 and notified to the Company on June 21, 2018.

As specified in the OPA Announcement and in the notice to the Company, notwithstanding the fact that Fintech Telecom LLC (“Fintech Telecom”) is not required to promote, formulate or launch an OPA, and has not taken part in the determination or formulation of any of the terms and conditions of the OPA, under the shareholders’ agreement of Telecom Argentina, Fintech Telecom has undertaken the commitment towards CVH to pay and acquire 50% of the shares acquired pursuant to the OPA (without prejudice to CVH”s right to acquire by itself the first 43,073,760 Class B shares). Therefore, Fintech Telecom will participate jointly with CVH as co-offeror (the “Co-Offeror” and together with the Offeror, the “Offerors”) of the OPA with the scope defined in the OPA Announcement.

Background

As duly informed to the control authorities and the markets, on June 30, 2017, the Boards of Directors of Telecom Argentina and of Cablevisión S.A. (“Cablevisión”) approved a Preliminary Merger Agreement whereby Telecom Argentina, as surviving company, absorbed Cablevisión by merger in accordance with the General Corporations Law No. 19,550 (the “LGS,” for its Spanish acronym) sections 82 and 83, and contingent upon the relevant corporate and regulatory approvals (the “Merger”).

On July 7, 2017, CVH, VLG Argentina LLC (“VLG”), Fintech Media LLC (“Fintech Media”), Fintech Advisory Inc. (“Fintech Advisory”), GC Dominio S.A. (all of which are direct or indirect shareholders of Cablevisión) and Fintech Telecom (as of that date, the indirect holding company of Telecom Argentina) entered into a shareholders’ agreement that would govern in the future the exercise of their rights as shareholders of Telecom Argentina as from the Effective Merger Date (the “Shareholders’ Agreement”).

Furthermore, on July 7, 2017 CVH acquired a call option granted by Fintech Advisory on a 13.51% interest in the capital stock of Telecom Argentina (representing an interest of approximately 6% in Telecom Argentina Post-Merger) (the “Option”). For the Option, CVH had to pay to Fintech Advisory a premium amounting to US$ 3,000,000. Said amount was paid in July 2017.

On August 31, 2017, the General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina and the Extraordinary Shareholders’ Meeting of Cablevisión approved, respectively, the Preliminary Merger Agreement. Furthermore, Cablevisión’s Meeting also approved its dissolution without liquidation on the Effective Merger Date.

On October 5, 2017, CVH made a prepayment of the total price for the exercise of the Option amounting to US$ 634,275,282.

On October 31, 2017, the Final Merger Agreement was signed, as required by the LGS section 83 paragraph 4), contingent upon applicable regulatory approvals from the National Communications Regulatory Entity (Ente Nacional de Comunicaciones, “ENACOM”). Said approvals were granted through ENACOM Resolution No. 5644-E/2017, which was notified to the Company and to Cablevisión on December 22, 2017.

On December 27, 2017, CVH publicly announced that it had exercised the Option.

Having met all the conditions required for the Merger in accordance with the terms of the Preliminary Merger Agreement and the Final Merger Agreement, on January 1, 2018, the Minutes for the Transfer of Operations from the absorbed to the surviving company was signed, and at 0.00 of that date, January 1, 2018, the Merger became effective (the “Effective Merger Date”).

Due to the Merger and in accordance with the provisions of the General Ordinary and Extraordinary Shareholders’ Meeting of the Company of August 31, 2017, Telecom Argentina increased its capital by AR$ 1,184,528,406, represented by 342,861,748 Class A shares and 841,666,658 Class D shares, all of them being common, book-entry shares with a nominal value of one peso each and representing one vote per share. Post-merger, Telecom Argentina’s capital stock amounted to AR$ 2,168,909,384.

As of the date of issuance of this Report, the Merger and the capital increase of Telecom Argentina resulting from the Merger are in the process of obtaining administrative approval and registration.

CVH, as controlling shareholder of Cablevisión through its direct and indirect holdings, as of the Effective Merger Date became the controlling shareholder of Telecom Argentina as a result of the combination of two factors (i) the receipt of new common Class D shares of Telecom Argentina upon effectiveness of the Merger (including the receipt of common shares pursuant to the Option), which resulted in CVH directly and indirectly owning an interest equivalent to 39.08% of the outstanding Telecom Argentina capital stock, and (ii) the terms of the Shareholders’ Agreement, which grant CVH the right to appoint the majority of the Board of Directors of Telecom Argentina, which was communicated as a relevant fact on the Financial Information Highway on January 1, 2018.

On June 21, 2018, CVH and Fintech Telecom (with the scope determined in the OPA Announcement), communicated to the Company the decision for CVH to promote and formulate the OPA on all the Class B common shares issued by Telecom Argentina listed on BYMA (including Class C common shares issued by Telecom Argentina converted into Class B common shares within the stipulated date).

The OPA Announcement was published by CVH in the Clarín newspaper on June 23, 24 and 25, 2018, and in the BYMA Daily Bulletin on June 21, 2018.

The price offered in the OPA Announcement for Class B common shares issued by Telecom Argentina listed on BYMA (including Class C common shares issued by Telecom Argentina converted into Class B common shares before the expiration of the stipulated term) and which are not directly or indirectly held by the Offerors (the “Shares,” or in the singular, “Share”) presented by their holders for acquisition by the Offerors during the Offer Period (as defined below) is Pesos one hundred and ten with eighty-five cents (Pesos 110.85) per Share (after deducting the cash dividends per share paid by Telecom Argentina from the date of the OPA Announcement to the date of the OPA Price payment, as well as other expenses, including transfer expenses, duties, fees, commissions, taxes, rates or contributions (the “OPA Price”). Such amount shall  be paid in pesos in Argentina.

Furthermore, according to the OPA announcement, the OPA shall be effective for a general term of 20 business trading days (the “General Term”) plus an additional 5 business trading day-period (the “Additional Term”). The start date of the General Term will be announced through a new announcement once the authorization by the CNV for the commencement of the Offer Period has been obtained and all other essential requirements to which the execution of the OPA is subject to have been effectively fulfilled. Upon the expiration of the General Term, the Additional Term will be granted, which shall be 5 business days as from the date of the expiration of the General Term, so that any such shareholders who may have not accepted the OPA during the General Term may do so within the Additional Term (the date of expiration of the Additional Term, referred to as the “Term Expiration Date”). The Offeror may extend the General Term and/or the Additional Term expires pursuant to the applicable rules (in which case the “Term Expiration Date” shall be such date on which the Additional Term after the extended General Term and/or extended Additional Term shall have expired). The “Offer Period” shall be the period between the beginning of the General Term and the Term Expiration Date. Upon expiration of the Additional Term (considering any extension thereof pursuant to the foregoing sentence, if any), the OPA shall expire and no further acceptance shall be received under the OPA.

The announcement also states that the execution of the OPA requires prior verification of the following essential assumptions before opening the Offer Period: (i) that the OPA authorization has been obtained and maintained, in the terms formulated by the Offeror, by the CNV; (ii) that the OPA or its development is not partially or fully prevented by any measure taken by an administrative or court decision of a competent authority; (iii) that the Merger has been administratively approved by the CNV and registered with the General Board of Corporations (Inspección General de Justicia, “IGJ”), including the increase in the capital stock and the amendment to Telecom Argentina’s Bylaws adopted in the Shareholders’ Meeting of August 31, 2017, and (iv) that the economic concentration created by the Merger has been approved by the National Antitrust Commission (Comisión Nacional de Defensa de la Competencia) and that, in the event of any conditions being imposed, they are agreed to by Telecom Argentina, the Offerors and/or their controlling and related parties.

Regarding the OPA Price and for the purposes of preparing this Report, the Company decided to hire the services of independent firm Deloitte S.C. (hereinafter, “Deloitte”) to provide an independent opinion on the OPA Price determined by the Offeror.

Deloitte was provided with a copy of the price determination reports prepared by Columbus MB S.A. (“Columbus”) and by Buenos Aires Advisors S.C. (“BA Advisors”), the specialized valuation firms hired by CVH as required by the Capital Markets Law section 88 item IV.

The reports prepared by Columbus and by BA Advisors, and the report prepared by Deloitte were distributed to the members of the Board of Directors and the members of the Supervisory Committee.

Price Determination Reports

The following chart shows a summary of the work of the abovementioned firms, on a comparative basis.

	Price per share (AR$)
Price used	Columbus	BA Advisors	Deloitte
Highest price that the Offeror has paid for the shares comprised in this offer during the twelve (12) months preceding the date that marks the beginning of the period during which the OPA must be carried out (cf Section 88 item I paragraph a) of the Capital Markets Law)	84.39	84.39	84.39
Average price of Telecom Argentina Class B shares during the semester immediately preceding the date of announcement of the transaction whereby the change in control is agreed (July 1, 2017 to December 31, 2017) (cf Section 88 item I paragraph b) of the Capital Markets Law) (Source: Bolsar)	110.85	110.85	110.85

Based on the calculated share prices, the independent valuation firms have reached the following conclusions:

1)             Columbus: “Considering that the price calculated in item 3.ii of this report (cf section 88, item I, paragraph b) of the Capital Markets Law) is higher than the price calculated in item 3.i (cf section 88, item I, paragraph b) of the Capital Markets Law) and based on the requirements of the Capital Markets Law and the Legal Opinion, we believe that the OPA Price offered by CVH should be Pesos 110.85 (one hundred and ten pesos with eighty-five cents) per share.”

2)             BA Advisors: “(…) given that the average price per Telecom share under the item I (b) of section 88 of the Capital Markets Law is higher than the price of the Call Option under item I (a) of the same section, the OPA Price offered by CVH shall be $110.85 (one hundred and ten pesos with eighty-five cents) per Telecom share.”

3)             Deloitte: “In accordance with the method specified in section 88 of the applicable law and based on the scope of our analysis and research, the methodologies used, the assumptions and considerations adopted, and the publicly available information reviewed, we believe that the price offered in the OPA announcement for the Telecom shares of AR$ 110.85 is the price that arises from the methodology required by the applicable law.”

Furthermore, Deloitte stated, “the OPA Price obtained in our report is in line with the price mentioned by Buenos Aires Advisors S.C. and Columbus MB S.A. in their respective reports for price determination, prepared at the request of CVH.”

Deloitte, Columbus and BA Advisors have all pointed out that, to conduct a more accurate calculation of the price in question, the dividends per share that the Telecom Argentina shareholders have received should be deducted.

It should be noted that as from the acquisition of the Option and  until the date of the OPA Announcement, the shareholders of Telecom Argentina have perceived the following dividends: i) AR$ 4.282382644 per share, distributed on December 29, 2017; ii) AR$ 6.039178160 per share, distributed on February 15, 2018; and iii) AR$ 3.188213884 per share, distributed on March 21, 2018.

Opinion of the Board on the OPA Price and Technical Recommendation

On the basis of (i) the change in the applicable legislation arising from the amendment of the Capital Markets Law, which requires the OPA Price to be the higher of: a) The highest price that the offeror or persons acting jointly with the offeror have paid or agreed to pay for the shares comprised in the offer during the twelve (12) months preceding the date that marks the beginning of the period during which the offer must be carried out; and b) The average price of the shares comprised in the offer during the semester immediately preceding the date of announcement of the transaction whereby the change in control was agreed, regardless of the number of sessions in which it was negotiated; (ii) public information available on the transactions made by the Offeror, and (iii) the calculations of the abovementioned parameters made by Deloitte, Columbus and BA Advisors, the Company’s Board believes that the OPA Price has been set in accordance with the provisions of Section 88, item I of the Capital Markets Law.

In that context, considering the nature and the terms of the OPA which provide for the potential acquisition of all of the Company’s Class B shares not directly or indirectly held by the Offerors, the current trading prices of the shares at BYMA and the assumptions governing the execution of the OPA as specified in the OPA Announcement, whose time of occurrence cannot be estimated, the Company’s Board of Directors recommends the Shareholders to make their decision to accept or reject the OPA as long as the trading price of the Shares, in the volume that each investor intends to sell at that time, is below or above the OPA Price, respectively.

Notwithstanding the foregoing, the Shareholders should bear in mind that: (i) the recommendation of the Company’s Board of Directors is not binding for Shareholders; (ii) the opinion of the Company’s Board shall be understood as one more element within a wider set of elements to be considered by the Shareholders, and therefore should not be the determinant factor for the decision that the Shareholders eventually make regarding the OPA, and (iii) the acceptance or rejection of the OPA should be the result of an individual and subjective analysis of the OPA that each Shareholder should make depending on their specific circumstances, and relying —if deemed necessary and/or convenient— each Shareholder on the advice of their own advisors regarding legal, commercial, financial, tax and/or other aspects associated with the OPA.

Decisions already taken or imminent decisions under review and with a reasonable likelihood of being adopted which in the opinion of the Board of Directors are relevant for accepting or rejecting the Offer

We report there are no decisions taken or imminent decisions, or decisions under review and with a reasonable likelihood of being adopted which, in the opinion of the Board, are relevant for the purpose of accepting or rejecting the OPA.

Agreements between the Company or the members of the management body and the Offerors

There are no agreements between the Company and the Offerors. There are no agreements between the members of the Company’s management body and the Offerors.

However, regular director Mr. Alejandro A. Urricelqui has held professional relations with the Offeror, and regular directors Mr. Sebastián Bardengo, Mr. Ignacio J. M. Sáenz Valiente and Mr. Damián F. Cassino are currently members —the first two former in a regular capacity and the last in an alternate capacity— of the Offeror’s Board of Directors.

Moreover, regular directors Mr. Mariano M. Ibáñez, Mr. Baruki L.A. González and Mr. Luca Luciani have had or still have professional relations with the Co-Offeror.

Therefore, all of the abovementioned directors have refrained from the discussion and from voting with regard to the OPA Price and this Report.

Ms. María Lucila Romero, Ms. Claudia Irene Ostergaard, Mr. Nicolás Sergio Novoa and Mr. Sebastián Ricardo Frabosqui Díaz are all alternate directors of Telecom Argentina and they are also alternate members of the Offeror’s Board.

Acceptance or rejection of the Offer by the Company’s Directors and Senior Managers who are shareholders

The Directors and Senior Managers of the Company do not hold any shares issued by the Company, except for Directors Mr. Alejandro A. Urricelqui, Mr. Mariano M. Ibáñez, Mr. Damián F. Cassino, Mr. Ignacio J. M. Sáenz Valiente (indirect holding), Mr. Saturnino Funes and Mr. Baruki González, and senior managers Mr. Roberto D. Nobile, Mr. Gabriel P. Blasi, Mr. Pablo Esses and Mr. Fernando J. Cravero, and they have no intention to offer their shares as part of the OPA.

THE BOARD OF DIRECTORS

Buenos Aires, July 5th, 2018.

Item 3.

TELECOM ARGENTINA S.A.

MEETING MINUTES No. 373

Relevant Part

In the Autonomous City of Buenos Aires, on 5th day of the month of July 2018, at 10:15 hours, the undersigned members of the Board of Directors and the Supervisory Committee met at the registered office of TELECOM ARGENTINA S.A. (“Telecom Argentina” or the “Company”), located at Avda. Alicia Moreau de Justo 50. Alternate directors Ms. María Lucila Romero and Ms. Lucrecia M. D. Moreira Savino took part in the Meeting with no voting rights. Also present were the CEO, Mr. Carlos A. Moltini; the CFO, Mr. Gabriel P. Blasi; the Director of Finance, Mr. Juan Martín Vico; and the Manager of Corporate Affairs, Ms. Andrea V. Cerdán.

In accordance with the provisions of Section 10 of the Bylaws, regular director Luca Luciani took part in the Meeting remotely, connected by video-teleconference from Milan, Italy with the rest of the members of the Board of Directors and members of the Supervisory Committee. The aforementioned director was taken into account for the purposes of determining a quorum, as mentioned by the abovementioned Bylaws provisions.

The Chairman of the Board of Directors, Mr. Alejandro Urricelqui, chaired over the Meeting, and after determining that a quorum was present, submitted for consideration of those in attendance the following items on the agenda:

I.-                PUBLIC TENDER OFFER TO ACQUIRE THE COMPANY’S SHARES ANNOUNCED BY CABLEVISIÓN HOLDING S.A., IN COMPLIANCE WITH THE REQUIREMENTS OF THE CAPITAL MARKETS LAW (AS AMENDED BY LAW 27,440, HEREINAFTER, THE “CAPITAL MARKETS LAW” OR “LMC”, FOR ITS SPANISH ACRONYM) AND THE RULES OF THE ARGENTINE SECURITIES COMMISSION APPLICABLE TO THE COMPANY

The Chairman of the Board of Directors took the floor and stated that, as known by all those present, on June 21, 2018, Cablevisión Holding S.A. (“CVH” or the “Offeror”) and Fintech Telecom LLC (“Fintech Telecom”) communicated to the Company CVH’s decision to promote and formulate a Mandatory Tender Offer (the “OPA” for its Spanish acronym) for all Class B common shares issued by Telecom Argentina listed on Bolsas y Mercados Argentinos S.A. (“BYMA”) (including Class C common shares that were issued by Telecom Argentina and had been converted into Class B common shares within the stipulated term), given that CVH has effectively obtained a controlling interest in the Company, enclosing a copy of the announcement to the public of the OPA in accordance with the applicable regulations, published in newspaper Clarín on June 23, 24 and 25 (the “OPA Announcement”) and in the BYMA bulletin on June 21, 2018.

In said OPA Announcement, it is reported that, notwithstanding the fact that Fintech Telecom is not obliged to promote, formulate or launch an OPA, and has not taken part in the determination or formulation of any of the terms and conditions of the OPA, pursuant to the Telecom Argentina shareholders’ agreement, Fintech Telecom has undertaken the commitment towards CVH to pay and acquire 50% of the shares that would be acquired pursuant to the OPA (without prejudice to CVH’s right to acquire by itself the first 43,073,760 Class B shares). Therefore, Fintech Telecom will participate jointly with CVH as co-offeror (the “Co-Offeror” and together with the Offeror, the “Offerors”) of the OPA with the scope defined in the OPA Announcement.

The Chairman added that the rules applicable to a public tender offer due to change of control as is the case of this OPA have experienced major changes recently as several modifications were introduced by Law No. 27,440 (published on May 11, 2018, in the Official Gazette).

One of the major modifications is the change in paradigm to determine the price that the offeror is required to offer. In accordance with the previous system, the offeror’s obligation was to tender an “equitable” price that would be determined by weighing the profits assessed through various company valuation methods, with a minimum floor referring to the average price listed during the semester preceding the date of the agreement. In accordance with the new system, the obligation is objective and involves offering the higher of two existing prices: the price agreed or paid by the offeror during the 12 months preceding the date that marks the beginning of the period during which the mandatory tender offer must be carried out, and the average listed prices of the shares comprised in the offer during the semester preceding the announcement of the agreement for the change in control.

To date, these amendments to the legal framework are already in force. Likewise, the Rules of the Argentine Securities Commission (“CNV”) entail certain obligations for this Board of Directors. In particular, Section 3 (c), Chapter II, Title III of the CNV Rules foresees that the the Board of Directors of the issuing company has to comply with the following obligations within 15 calendar days of receipt of the Offeror’s notice, that is, no later than Friday, July 6, 2018:

1. “To comment on the reasonableness of the price offered in the tender offer and to make a technical recommendation on its acceptance or rejection. It shall also report on the opinion of two independent specialized valuation firms, and on the main points of their contents;”

2. “To report any decision made, impending decision or decision under review with reasonable likelihood of being adopted, which in the opinion of the directors is relevant for the purposes of accepting or rejecting the offer,” and

3. “To report whether the directors and senior managers who are shareholders of the Company intend to accept or reject the offer.”

In addition, sections 39 and 40 of Chapter II, Title III of the CNV Rules, as currently formulated, require the management body to comply with the following duties, among others:

SECTION 39. The Company’s management body shall prepare a detailed report on the public tender offer, which shall contain its observations for or against said offer, and which shall expressly state whether there is an agreement between the Company concerned and the offeror, or between the offeror and the members of the Company’s management body, in addition to other requirements mentioned in Section 3, paragraph c) of Chapter II of this Title.

SECTION 40. The report by the Company’s management body shall be published for TWO (2) calendar days in the information systems of the Stock Exchanges where the shares are listed, within a maximum period of fifteen (15) calendar days from the date of receipt by the Company of the communication set forth in section b.1) of section 3 of Chapter II under this Title, and simultaneously with its publication, the information should be sent to the Commission.

In order to comply with these obligations, the Company hired specialized firm Deloitte S.C. (“Deloitte”) to provide an independent opinion on the price determined by the Offeror. Likewise, the aforementioned firm received the valuation reports prepared by Columbus MB S.A. (“Columbus”) and Buenos Aires Advisors SC (“BA Advisors”), the specialized valuation firms hired by CVH under the terms of section 88 point IV of the Capital Markets Law published on the Financial Information Highway (“AIF” for its Spanish acronym) on June 21, 2018.

The Chairman added that prior to the Meeting, the Company sent to the members of the Board of Directors the report with the price determination prepared by Deloitte, as well as the reports prepared by Columbus and BA Advisors, who, following the guidelines set in the opinion issued by Estudio Nicholson & Cano referenced in their respective reports regarding the validity of Law 27,440 and, in particular, the applicable legislation for determining the price within the framework of an OPA as modified by said law (the “Legal Opinion”), stated their opinion on the price offered in the OPA. For the record, it was stated that a copy of those reports has been put on file at the Corporate Affairs Department.

The Chairman stated that the conclusions reached in the Legal Opinion were recorded in the Minutes of the Board of Directors’ Meeting of the Offeror, published in the AIF on June 21, 2018.

As is clear in the aforementioned minutes, the main conclusions of the Legal Opinion are the following:

1)       “Under a reasonable and consistent interpretation of the current regulations,” the amendments introduced by Law No. 27,440 are in force and, “in those cases in which the modifications introduced ... are subject to CNV regulation ... the same are not yet in force and, therefore, the CNV Rules (NT 2013 and modifications) would be applicable provided they complement but do not contradict the new wording” of the Capital Markets Law.

2)       With regard to section 88 point I paragraph (a), even though it was not a direct acquisition of Telecom Argentina’s shares, for the purposes of determining the price of the tender offer, account must be taken of the call option (the “Call Option”), granted by Fintech Advisory, Inc. and exercised by CVH whereby CVH acquired an interest in VLG (as defined below) equivalent to 130,969,944 shares representing 13.51% of Telecom Argentina (pre-Merger, as defined below) and 6.08% of the capital stock of Telecom Argentina post-Merger.

3)       With regard to section 88 point I paragraph (b) for the purposes of “determining the average price of the shares during the semester immediately preceding the date of announcement of the transaction by which the change in controlling interest is agreed,” in this case said date should be understood to be January 1, 2018, since on that date the conditions to which the Merger was subject were met, and the Effective Merger Date (as defined below) occurred, after which CVH became the direct and indirect holder of a 39.08% interest in the outstanding capital stock of Telecom Argentina and all provisions of the Shareholders’ Agreement (as defined below) entered into force.

Accordingly, and based on the foregoing Legal Opinion, Columbus and BA Advisors have used the following prices to calculate the price of the OPA, as indicated in section 88 point I of the Capital Markets Law: “a) The highest price that the offeror or persons acting jointly with the offeror have paid or agreed to pay for the shares comprised in the offer during the twelve (12) months preceding the date that marks the beginning of the period during which the offer must be carried out; and b) The average price of the shares comprised in the offer during the semester immediately preceding the date of announcement of the transaction whereby the change in control was agreed, regardless of the number of sessions in which it was negotiated.”

Furthermore, Deloitte has agreed on the methodology used by Columbus and BA Advisors for determining the price of the OPA.

The Chairman added that it was the responsibility of the Board to evaluate the material received and comply with the requirements of the Capital Markets Law and CNV Rules.

Directors Alejandro A. Urricelqui, Sebastián Bardengo, Ignacio J. M. Sáenz Valiente, Damián F. Cassino, Mariano M. Ibáñez, Baruki L.A. González and Luca Luciani then took the floor and said that in view of their relationship with the Offeror — in the case of Urricelqui, Bardengo, Saenz Valiente and Cassino-, and with the Co-Offeror — in the case of Ibáñez, González and Luciani- they believe that it is prudent not to give an opinion on this point, so they refrain from taking part in the discussion and voting of this item, in compliance with the provisions of Law No. 19,550 Section 272.

The directors reviewed the calculations made by the different valuation firms and the prices of the Telecom Argentina share taken into account by them, as well as the conclusions reached by said firms.

The following chart shows a summary of the work of the abovementioned firms, on a comparative basis.

	Price per share (AR$)
Price used	Columbus	BA Advisors	Deloitte
Highest price that the Offeror has paid for the shares comprised in this offer during the twelve (12) months preceding the date that marks the beginning of the period during which the OPA must be carried out (cf Section 88 point I paragraph a) of the Capital Markets Law)	84.39	84.39	84.39
Average price of Telecom Argentina Class B shares during the semester immediately preceding the date of announcement of the transaction whereby the change in control is agreed (July 1, 2017 to December 31, 2017) (cf Section 88 point I paragraph b) of the Capital Markets Law) (Source: Bolsar)	110.85	110.85	110.85

Based on the calculated share prices, the independent valuation firms reached the following conclusions:

4)             Columbus: “Considering that the price calculated in item 3.ii of this report (cf section 88, item I, paragraph b) of the Capital Markets Law) is higher than the price calculated in item 3.i (cf section 88, item I, paragraph b) of the Capital Markets Law) and based on the requirements of the Capital Markets Law and the Legal Opinion, we believe that the OPA Price offered by CVH should be Pesos 110.85 (one hundred and ten pesos with eighty-five cents) per share.”

5)             BA Advisors: “(…) given that the average price per Telecom share under the item I (b) of section 88 of the Capital Markets Law is higher than the price of the Call Option under item I (a) of the same section, the OPA Price offered by CVH shall be $110.85 (one hundred and ten pesos with eighty-five cents) per Telecom share.”

6)             Deloitte: “In accordance with the method specified in section 88 of the applicable law and based on the scope of our analysis and research, the methodologies used, the assumptions and considerations adopted, and the available public information reviewed, we believe that the price offered in the OPA announcement for the Telecom shares of AR$ 110.85 is the price that arises from the methodology required by the Applicable Law.”

Deloitte, Columbus and BA Advisors have all pointed out that, to conduct a more accurate calculation of the price in question, the dividends per share that the Telecom Argentina shareholders have received should be deducted.

After adequate consideration of the reports submitted by the valuation firms, and with the abovementioned abstentions and the abstention of Mr. Alejo Maxit, by unanimity of computable votes the Board of Directors resolved to:

(i)                 State the opinion that the Price offered as part of OPA has been determined as required by the legal regulations in force, in accordance with section 88 point I of the Capital Markets Law, and

(ii)              Approve the Board Report on the OPA transcribed below, which includes the technical recommendation of the Board of Directors regarding the OPA.

TELECOM ARGENTINA S.A.

BOARD OF DIRECTORS’ REPORT

Mandatory Public Tender Offer for the Acquisition of Shares, promoted by Cablevisión Holding S.A. for having effectively reached a control interest in Telecom Argentina S.A.

Pursuant to the provisions of Capital Markets Law No. 26,831, as amended by Law No. 27,440, (hereinafter, the “Capital Markets Law”) sections 86, 87 and subsequent sections, and the Rules of the Argentine Securities Commission (Comisión Nacional de Valores, hereinafter, the “CNV”), Ordered Text of 2013, Title III, Chapter II, Section 3, paragraph c) (hereinafter, the “Rules”), the Board of Directors of Telecom Argentina S.A. (hereinafter, “Telecom Argentina” or the “Company”) issues this report for submission to the CNV and to Bolsas y Mercados Argentinos S.A. (“BYMA”).

The terms and conditions for the Mandatory Public Offer (the “OPA” for its Spanish acronym) that the Company’s Board took into account in order to issue this Report are the terms and conditions specified in the OPA Announcement (the “OPA Announcement”) published by Cablevisión Holding S.A. (“CVH” or the “Offeror”) in newspaper Clarín on June 23, 24 and 25, 2018 and in the daily bulletin of BYMA on June 21, 2018 and notified to the Company on June 21, 2018.

As specified in the OPA Announcement and in the notice to the Company, notwithstanding the fact that Fintech Telecom LLC (“Fintech Telecom”) is not required to promote, formulate or launch an OPA, and has not taken part in the determination or formulation of any of the terms and conditions of the OPA, under the shareholders’ agreement of Telecom Argentina, Fintech Telecom has undertaken the commitment towards CVH to pay and acquire 50% of the shares acquired pursuant to the OPA (without prejudice to CVH”s right to acquire by itself the first 43,073,760 Class B shares). Therefore, Fintech Telecom will participate jointly with CVH as co-offeror (the “Co-Offeror” and together with the Offeror, the “Offerors”) of the OPA with the scope defined in the OPA Announcement.

Background

As duly informed to the control authorities and the markets, on June 30, 2017, the Boards of Directors of Telecom Argentina and of Cablevisión S.A. (“Cablevisión”) approved a Preliminary Merger Agreement whereby Telecom Argentina, as surviving company, absorbed Cablevisión by merger in accordance with General Corporations Law No. 19,550 (“LGS” for its Spanish acronym) sections 82 and 83, and contingent upon the relevant corporate and regulatory approvals (the “Merger”).

On July 7, 2017, CVH, VLG Argentina LLC (“VLG”), Fintech Media LLC (“Fintech Media”), Fintech Advisory Inc. (“Fintech Advisory”), GC Dominio S.A. (all of which are direct or indirect shareholders of Cablevisión) and Fintech Telecom (as of that date, the indirect holding company of Telecom Argentina) entered into a shareholders’ agreement that would govern in the future the exercise of their rights as shareholders of Telecom Argentina as from the Effective Merger Date (the “Shareholders’ Agreement”).

Furthermore, on July 7, 2017 CVH acquired a call option granted by Fintech Advisory on a 13.51% interest in the capital stock of Telecom Argentina (representing an interest of approximately 6% in Telecom Argentina Post-Merger) (the “Option”). For the Option, CVH had to pay to Fintech Advisory a premium amounting to US$ 3,000,000, which was paid in July 2017. Said amount was paid in July 2017.

On August 31, 2017, the General Ordinary and Extraordinary Shareholders´ Meeting of Telecom Argentina and the Extraordinary Shareholders´ Meeting of Cablevisión approved, respectively, the Preliminary Merger Agreement. Furthermore, Cablevisión’s Meeting also approved its dissolution without liquidation on the Effective Merger Date.

On October 5, 2017, CVH made a prepayment of the total price for the exercise of the Option amounting to U$S 634,275,282.

On October 31, 2017, the Final Merger Agreement was signed, as required by LGS section 83 paragraph 4), contingent upon regulatory approvals from the National Communications Regulatory Entity (Ente Nacional de Comunicaciones, “ENACOM”). Said approvals were granted through ENACOM Resolution No. 5644-E/2017, which was notified to the Company and to Cablevisión on December 22, 2017.

On December 27, 2017, CVH publicly announced that it had exercised the Option.

Having met all the conditions required for the Merger in accordance with the terms of the Preliminary Merger Agreement and the Final Merger Agreement, on January 1, 2018, the Minutes for the Transfer of Operations from the absorbed to the surviving company was signed, and at 0.00 of that date, January 1, 2018, the Merger became effective (the “Effective Merger Date”).

Due to the Merger and in accordance with the provisions of the General Ordinary and Extraordinary Shareholders´ Meeting of the Company of August 31, 2017, Telecom Argentina increased its capital by AR$ 1,184,528,406, represented by 342,861,748 Class A shares and 841,666,658 Class D shares, all of them being common, book-entry shares with a nominal value of one peso each and representing one vote per share. Post-merger, Telecom Argentina’s capital stock amounted to AR$ 2,168,909,384.

As of the date of issuance of this Report, the Merger and the capital increase of Telecom Argentina resulting from the Merger are in the process of obtaining administrative approval and registration.

CVH, as controlling shareholder of Cablevisión through its direct and indirect holdings, as of the Effective Merger Date became the controlling shareholder of Telecom as a result of the combination of two factors (i) the receipt of new common Class D shares of Telecom upon effectiveness of the Merger (including the receipt of common shares pursuant to the Option), which resulted in CVH directly and indirectly owning an interest equivalent to 39.08% of the outstanding Telecom Argentina capital stock, and (ii) the terms of the shareholders’ agreement, which grant CVH the right to appoint the majority of the Board of Directors of Telecom Argentina, which was communicated as a relevant fact on the Financial Information Highway on January 1, 2018.

On June 21, 2018, CVH and Fintech Telecom (with the scope determined in the OPA Announcement), communicated to the Company the decision for CVH to promote and formulate the OPA on all the Class B common shares issued by Telecom Argentina listed on BYMA (including Class C common shares issued by Telecom Argentina converted into Class B common shares within the stipulated date).

The OPA Announcement was published by CVH in newspaper Clarín on June 23, 24 and 25, 2018, and in the BYMA Daily Bulletin on June 21, 2018.

The price offered in the OPA Announcement for Class B common shares issued by Telecom Argentina listed on BYMA (including Class C common shares issued by Telecom Argentina converted into Class B common shares before the expiration of the stipulated term) and which are not directly or indirectly held by the Offerors (the “Shares,” or in the singular, “Share”) presented by their holders for acquisition by the Offerors during the Offer Period (as defined below) is Pesos one hundred and ten with eighty-five cents (Pesos 110.85) per Share (after deducting the cash dividends per share paid by Telecom Argentina from the date of the OPA Announcement to the date of the OPA Price payment, as well as other expenses, including transfer expenses, duties, fees, commissions, taxes, rates or contributions (the “OPA Price”). Such amount shall be paid in pesos in Argentina.

Furthermore, according to the OPA announcement, the OPA shall be effective for a general term of 20 business trading days (the “General Term”) plus an additional 5 business trading day-period (the “Additional Term”). The start date of the General Term will be announced through a new announcement once the authorization by the CNV for the commencement of the Offer Period has been obtained and all other essential requirements to which the execution of the OPA is subject to have been effectively fulfilled. Upon the expiration of the General Term, the Additional Term will be granted, which shall be 5 business days from the date of the expiration of the General Term, so that any such shareholders who may have not accepted the OPA during the General Term may do so within the Additional Term (the date of expiration of the Additional Term, referred to as the “Term Expiration Date”). The Offeror may extend the General Term and/or the Additional Term expires pursuant to applicable rules (in which case the “Term Expiration Date” shall be such date on which the Additional Term after the extended General Term and/or extended Additional Term shall have expired). The “Offer Period” shall be the period between the beginning of the General Term and the Term Expiration Date. Upon expiration of the Additional Term (considering any extension thereof pursuant to the foregoing sentence, if any), the OPA shall expire and no further acceptance shall be valid under the OPA.

The announcement also states that the execution of the OPA requires prior verification of the following essential assumptions before opening the Offer Period: (i) that the OPA authorization has been obtained and maintained, in the terms formulated by the Offeror, by the CNV; (ii) that the OPA or its development is not partially or fully prevented by any measure taken by an administrative or court decision of a competent authority; (iii) that the Merger has been administratively approved by the CNV and registered with the General Board of Corporations (Inspección General de Justicia, “IGJ”), including the increase in the capital stock and the amendment to Telecom Argentina’s Bylaws adopted in the Shareholders’ Meeting of August 31, 2017, and (iv) that the economic concentration created by the Merger has been approved by the National Antitrust Commission (Comisión Nacional de Defensa de la Competencia) and that, in the event of any additional requirements being imposed, they are agreed to by Telecom Argentina, the Offerors and/or their controlling and related parties.

Regarding the OPA Price and for the purposes of preparing this Report, the Company decided to hire the services of independent firm Deloitte S.C. (hereinafter, “Deloitte”) to provide an independent opinion on the OPA Price determined by the Offeror.

Deloitte was provided with a copy of the price determination reports prepared by Columbus MB S.A. (“Columbus”) and by Buenos Aires Advisors S.C. (“BA Advisors”), the specialized valuation firms hired by CVH as required by the Capital Markets Law section 88 item IV.

The reports prepared by Columbus and by BA Advisors, and the report prepared by Deloitte were distributed to the members of the Board of Directors and the members of the Supervisory Committee.

Price Determination Reports

The following chart shows a summary of the work of the abovementioned firms, on a comparative basis.

	Price per share (AR$)
Price used	Columbus	BA Advisors	Deloitte
Highest price that the Offeror has paid for the shares comprised in this offer during the twelve (12) months preceding the date that marks the beginning of the period during which the OPA must be carried out (cf Section 88 item I paragraph a) of the Capital Markets Law)	84.39	84.39	84.39
Average price of Telecom Argentina Class B shares during the semester immediately preceding the date of announcement of the transaction whereby the change in control is agreed (July 1, 2017 to December 31, 2017) (cf Section 88 item I paragraph b) of the Capital Markets Law) (Source: Bolsar)	110.85	110.85	110.85

Based on the calculated share prices, the independent valuation firms have reached the following conclusions:

1)             Columbus: “Considering that the price calculated in item 3.ii of this report (cf section 88, item I, paragraph b) of the Capital Markets Law) is higher than the price calculated in item 3.i (cf section 88, item I, paragraph b) of the Capital Markets Law) and based on the requirements of the Capital Markets Law and the Legal Opinion, we believe that the OPA Price offered by CVH should be Pesos 110.85 (one hundred and ten pesos with eighty-five cents) per share.”

2)             BA Advisors: “(…) given that the average price per Telecom share under the item I (b) of section 88 of the Capital Markets Law is higher than the price of the Call Option under item I (a) of the same section, the OPA Price offered by CVH shall be $110.85 (one hundred and ten pesos with eighty-five cents) per Telecom share.”

3)             Deloitte: “In accordance with the method specified in section 88 of the applicable law and based on the scope of our analysis and research, the methodologies used, the assumptions and considerations adopted, and the publicly available information reviewed, we believe that the price offered in the OPA announcement for the Telecom shares of AR$ 110.85 is the price that arises from the methodology required by the applicable law.”

Furthermore, Deloitte stated, “the OPA price obtained in our report is in line with the price mentioned by Buenos Aires Advisors S.C. and Columbus MB S.A. in their respective reports for price determination, prepared at the request of CVH.”

Deloitte, Columbus and BA Advisors have all pointed out that, to conduct a more accurate calculation of the price in question, the dividends per share that the Telecom Argentina shareholders have received should be deducted.

It should be noted that as from the acquisition of the Option and until the date of the OPA Announcement, the shareholders of Telecom Argentina have perceived the following dividends: i) AR$ 4.282382644 per share, distributed on December 29, 2017; ii) AR$ 6.039178160 per share, distributed on February 15, 2018; and iii) AR$ 3.188213884 per share, distributed on March 21, 2018.

Opinion of the Board on the OPA Price and Technical Recommendation

On the basis of (i) the change in the applicable legislation arising from the amendment of the Capital Markets Law, which requires the OPA Price to be the higher of: a) The highest price that the offeror or persons acting jointly with the offeror have paid or agreed to pay for the shares comprised in the offer during the twelve (12) months preceding the date that marks the beginning of the period during which the offer must be carried out; and b) The average price of the shares comprised in the offer during the semester immediately preceding the date of announcement of the transaction whereby the change in control was agreed, regardless of the number of sessions in which it was negotiated; (ii) public information available on the transactions made by the Offeror, and (iii) the calculations of the abovementioned parameters made by Deloitte, Columbus and BA Advisors, the Company’s Board believes that the OPA Price has been set in accordance with the provisions of Section 88, item I of the Capital Markets Law.

In that context, considering the nature and the terms of the OPA which provide for the potential acquisition of all of the Company’s Class B shares not directly or indirectly held by the Offerors, the current trading prices of the shares at BYMA and the assumptions governing the execution of the OPA as specified in the OPA Announcement, whose time of occurrence cannot be estimated, the Company’s Board of Directors recommends the Shareholders to make their decision to accept or reject the OPA as long as the trading price of the Shares, in the volume that each investor intends to sell at that time, is below or above the OPA Price, respectively.

Notwithstanding the foregoing, the Shareholders should bear in mind that: (i) the recommendation of the Company’s Board of Directors is not binding for Shareholders; (ii) the opinion of the Company’s Board shall be understood as one more element within a wider set of elements to be considered by the Shareholders, and therefore should not be the determinant factor for the decision that the Shareholders eventually make regarding the OPA, and (iii) the acceptance or rejection of the OPA should be the result of an individual and subjective analysis of the OPA that each Shareholder should make depending on their specific circumstances, and relying —if deemed necessary and/or convenient— each Shareholder on the advice of their own advisors regarding legal, commercial, financial, tax and/or other aspects associated with the OPA.

Decisions already taken or imminent decisions under review and with a reasonable likelihood of being adopted which in the opinion of the Board of Directors are relevant for accepting or rejecting the Offer

We report there are no decisions taken or imminent decisions, or decisions under review and with a reasonable likelihood of being adopted which, in the opinion of the Board, are relevant for the purpose of accepting or rejecting the OPA.

Agreements between the Company or the members of the management body and the Offerors

There are no agreements between the Company and the Offerors. There are no agreements between the members of the Company’s management body and the Offerors.

However, regular director Mr. Alejandro A. Urricelqui has held professional relations with the Offeror, and regular directors Mr. Sebastián Bardengo, Mr. Ignacio J. M. Sáenz Valiente and Mr. Damián F. Cassino are currently members —the first two former in a regular capacity and the last in an alternate capacity— of the Offeror’s Board of Directors.

Moreover, regular directors Mr. Mariano M. Ibáñez, Mr. Baruki L.A. González and Mr. Luca Luciani have had or still have professional relations with the Co-Offeror.

Therefore, all of the abovementioned directors have refrained from the discussion and from voting with regard to the OPA Price and this Report.

Ms. María Lucila Romero, Ms. Claudia Irene Ostergaard, Mr. Nicolás Sergio Novoa and Mr. Sebastián Ricardo Frabosqui Díaz are all alternate directors of Telecom Argentina and they are also alternate members of the Offeror’s Board.

Acceptance or rejection of the Offer by the Company’s Directors and Senior Managers who are shareholders

The Directors and Senior Managers of the Company do not hold any shares issued by the Company, except for Directors Mr. Alejandro A. Urricelqui, Mr. Mariano M. Ibáñez, Mr. Damián F. Cassino, Mr. Ignacio J. M. Sáenz Valiente (indirect holding), Mr. Saturnino Funes and Mr. Baruki González, and senior managers Mr. Roberto D. Nobile, Mr. Gabriel P. Blasi, Mr. Pablo Esses and Mr. Fernando J. Cravero, and they have no intention to offer their shares as part of the OPA.

THE BOARD OF DIRECTORS

Buenos Aires, July 5th, 2018.

……………………….

The members of the Supervisory Committee in attendance at the Meeting have expressly stated that Director Luca Luciani has taken part remotely via video-teleconference, and has voted in the regular manner regarding all the items on the agenda for this Meeting. Additionally, the members of the Supervisory Committee have noted that all the decisions made at the Meeting have been regularly adopted.

There being no further business to transact, the Minutes were drafted, and the Meeting was adjourned at 11:15 hours .

Signatures: Directors: Mr. Alejandro Urricelqui; Mr. Mariano Ibáñez; Mr. Sebastián Bardengo; Mr. Ignacio Sáenz Valiente; Mr. Damián Cassino; Mr. Carlos A. Harrison; Mr. Martín H. D´Ambrosio; Mr. Germán H. Vidal; Mr. Baruki Luis Alberto González; Mr. Luca Luciani (by video-teleconference); Mr. Alejo Maxit.-

Members of the Supervisory Committee: Mr. Pablo Buey Fernández; Mr. Rubén Suárez (alternate to Mr. Pablo San Martín); Mr. Alejandro H. Massa.-

/s/ Alejandro A. Urricelqui
Chairman

Deloitte S.C.
Florida 234 5th Floor
(C1005AAF) Buenos Aires
Argentina

Tel: + 54 (11) 4320-2700
Fax: 54 (11) 4320 4040/4041
www.deloitte.com/ar

Item 4

City of Buenos Aires, June 29, 2018

To the Directors of

Telecom Argentina S.A.

Alicia Moreau de Justo 50

City of Buenos Aires

Argentine Republic

Re.: Opinion on determination of the price of Telecom Argentina S.A.’s shares

PURPOSE OF OUR REPORT

Deloitte S.C. was formally hired by Telecom Argentina S.A. (hereinafter “Telecom” or “TECO” or “the Client” or “the Company”) to provide an independent financial analysis on determination of the price of the Mandatory Tender Offer (the “MTO”), pursuant to Law No. 26,831 as amended by Law No. 27,440 (the “Applicable Law”) in the context of the MTO made by Cablevisión Holding S.A. (“CVH”) on June 21, 2018, for all the Class B shares of common stock issued by Telecom (the “Shares”) listed on Bolsas y Mercados Argentinos S.A (“ByMA”).

This report is subject to the general terms and conditions set forth in the engagement agreement between Deloitte and Telecom dated June 22, 2018.

ABOUT DELOITTE

Deloitte provides audit, consulting, financial advisory, risk management, tax and related services to public and private clients spanning multiple industries. Through a globally connected network of member firms in more than 150 countries and territories, Deloitte offers world-class capabilities, insights and a high-quality service to address clients’ most complex business challenges. Over 225,000 professionals working at Deloitte are committed to making an impact that matters.

Deloitte in Argentina is a member of Deloitte LATCO. Deloitte LATCO is a member firm of Deloitte Touche Tohmatsu Limited, and the services are provided by Deloitte & Co. S.A. and its subsidiaries. Deloitte & Co. S.A. ranks among the main professional service firms nationwide, and it provides audit, tax, consulting, financial advisory and related services through approximately 2,000 employees in Buenos Aires, Córdoba, Mendoza and Rosario. Known as an employer of choice among innovating human resource programs, Deloitte helps its clients and people excel.

Deloitte has provided valuation services to companies in Argentina and worldwide. The professionals involved in this project have vast experience in valuation and financial advisory services.

In addition, (i) Deloitte is not the external auditor of Telecom or CVH; (ii) there is no actual or potential conflict or overlapping of interests with Telecom or CVH that may have an impact on its independence; and (iii) the professional fees related to this project are not based on the conclusions of value contained in this report or the success of the MTO.

SCOPE OF WORK

This report has been prepared at the Client’s request and in accordance with the Applicable Law.

This independent report is not a recommendation made by Deloitte on whether the shareholders or the board of directors of CVH should directly or indirectly purchase shares in Telecom or a recommendation that the shareholders of Telecom should accept the MTO. Any investor who is considering accepting or rejecting the MTO should perform their own independent evaluation.

The price of the MTO may differ from such specified in our opinion. Deloitte does not take liability for the considerations, evaluations or decisions made by the minority shareholders and the regulatory authorities based on such value.

Therefore, this opinion is rendered in accordance with the methodology set forth in Applicable Law.

The report will include the following contents:

➢            A description of the Company’s shareholders and the controlling group;

➢            A description of the business and operations of the Company;

➢            A detailed description of valuation methods used;

➢            A description of assumptions and analyses performed for valuation purposes;

➢            A reasoned opinion on the price offered by CVH (“Fairness Opinion”).

ASSUMPTIONS AND LIMITATIONS

Deloitte has based its analysis and has relied on the completeness, accuracy and representativeness of all Available Information (as defined below), which public information was taken from the websites of Telecom, CVH and the Argentine Securities Commission (“CNV”). Our special report is subject to the completeness, accuracy and representativeness of the Available Information. Deloitte has not undertaken an independent verification of the completeness, accuracy or representativeness of all or any portion of the Available Information.

The opinion report has been prepared on the following assumptions:

(i) Data contained herein in relation to the MTO are accurate in all material respects;

(ii) As of the date of our opinion, there are no material court or out-of-court claims regarding the business, assets or affairs of Telecom other than those expressly stated in its Financial Statements.

Our report is based on the stock, economic, financial and general business market conditions prevailing as of the date of this opinion. It is also based on Telecom’s financial and non-financial conditions and prospects, as reflected in the Available Information.

We understand that our report will be used solely by Telecom to comply with the requirements of the Applicable Law. Therefore, it shall not be used for other purposes or be delivered to other natural or legal persons without Deloitte’s prior approval.

This opinion may be submitted to the Securities and Exchange Commission (the “SEC”) and the CNV, as regulators, and may be posted in the CNV’s Financial Information Highway (Autopista de Información), in accordance with applicable laws.

The results of our analysis shall not be included or mentioned, either in whole or in part, without Deloitte’s prior written authorization, in any sales prospectus or external information memorandum related to a process for the sale of Telecom or any of its assets. Notwithstanding the foregoing, this opinion may be included or mentioned in whole or in part in the offering memorandum of the MTO.

Our organization disclaims liability for any damage that a third party may suffer as a result of dissemination, publication, reproduction or use of this report with an intention contrary to its purpose.

This opinion is rendered as of the date hereof, and Deloitte takes no liability or obligation vis-à-vis anyone to make any recommendation on any change of any facts or issues that affect or are likely to affect the conclusion presented by Deloitte after the date hereof. Without limiting the above, in the event of occurrence of any material change or any fact affecting the conclusion after issuance of this report, Deloitte reserves the right to change, modify or remove the special report.

Deloitte understands that this report should be considered as a whole and that a selection of extracts from this report without considering the entire analysis of all factors studied might represent a deviation from the process taken as the basis of the special report. Preparation of this report is a complex process and not necessarily subject to partial analyses or summaries.

This report is not intended to be construed as a recommendation to accept or reject the MTO.

GENERAL OVERVIEW

About Telecom Argentina S.A.

The following information arises from the notes to Telecom’s Balance Sheet as of March 31, 2018:

➢   Currently, it mainly provides landline and mobile, international long-distance, data transmission and Internet services in Argentina and, through its controlled companies, mobile services in Paraguay and international telephony services in United States of America.

➢   As a result of a merger between the Company with Cablevisión S.A. (“Cablevisión”), Telecom Argentina S.A., the surviving company, has carried out since January 1, 2018 the business that Cablevisión carried out until December 31, 2017.

➢   The main business of Cablevisión and some of its controlled companies consisted in operation of networks of cable television in various locations of Argentina and Uruguay and the provision of telecommunication and data transmission services.

➢   Cablevisión commercially operated subscription-based television services through licenses issued by COMFER and telecommunication services through licenses issued by the Secretariat of Communications.

Telecom’s Form 20-F shows the new composition of shareholders of the Company following the Merger:

Source: Telecom’s 20-F

As explained in Telecom’s Balance Sheet, Fintech Telecom LLC was Telecom’s parent company until December 31, 2017. After January 1, 2018 -the effective date of the merger- the new controlling shareholder of Telecom is CVH, whose purpose is to engage in investment activities in relation to the equity of business companies and stock companies that provide ICT Services, Value Added Services and Internet Access.

It is also described therein that Telecom’s corporate governance practices are governed by rules and regulations applicable in Argentina; in particular, the Argentine Companies Law (Ley General de Sociedades), the Applicable Law and the CNV Rules, and by the provisions of its Bylaws. Telecom has securities registered with the SEC and listed on the New York Stock Exchange (“NYSE”) and it is therefore subject to corporate governance requirements applicable to non-US companies listed on the NYSE (a company “listed” on the NYSE).

About Cablevisión Holding S.A.

According to data published in its website, CVH is the first Argentine holding company engaged in infrastructure development and the provision of convergent telecommunication services, with a focus on the country and the region. It was born as a result of Grupo Clarín S.A.’s spin-off.

As of January 1, 2018, CVH holds 39.08% of Telecom Argentina S.A. following the merger with Cablevisión, including all of its brands: Cablevisión, Fibertel, Arnet and Personal.

Its investments are focused on the telecommunication industry through the distribution of video, voice and data.

About the MTO and Background Information

On June 30, 2017, the Board of Directors of Telecom Argentina S.A approved the “Preliminary Merger Agreement” whereby Telecom and Cablevisión agreed that Cablevisión would be merged into Telecom (the “Merger”), pursuant to the terms of Sections 82 and 83 of the Argentine Companies Law, and the CNV Rules.

On June 30, 2017 a preliminary merger agreement was executed between Cablevisión, as Merged Company, and Telecom Argentina S.A., as Merging Company, in accordance with and subject to the provisions of Sections 82 and 83 of the Argentine Companies Law and the taxation regulations set forth in Section 77 et seq. of the Income Tax Law, as established in the Preliminary Merger Agreement, contingent upon approval from their respective shareholders’ meetings, and subject to regulatory consents.

On October 31, 2017, Telecom and Cablevisión entered into a Final Merger Agreement and upon satisfaction of the conditions to which it was subject, including, without limitation, the consent of the Argentine Communications Regulator (Ente Nacional de Comunicaciones), the Merger became effective at 0:00 a.m. on January 1, 2018. On such date, the chairmen of both companies signed a formal record of transfer of operations, which set forth that Telecom had changed and adapted its technical and operating systems to accommodate for Cablevisión’s operations and activities, and that on the effective Merger date Cablevisión’s operations and activities were transferred to Telecom as all the conditions to which it was subject had been satisfied. As a consequence of the Merger, and in accordance with the terms and conditions of the Preliminary Merger Agreement and the Final Merger Agreement, Telecom increased its capital stock by $1,184,528,406, and consummated a change of control, as a result of which CVH became the controlling company.

In addition to the Merger, on July 7, 2017, CVH accepted a call option offer made by Fintech Advisory Inc. (“FA”) and its subsidiaries Fintech Telecom LLC (“FT”) and Fintech Media LLC (“FM”) to purchase an equity interest which indirectly accounted for 13.51% of Telecom prior to the Merger, and a 6.08% equity interest in Telecom following the Merger, for US$ 634,275,282. In addition, on July 27, 2017, CVH paid to FA an option premium in the amount of US$ 3,000,000 equivalent to AR$ 52,685,100.

On October 5, 2017 CVH made an advance payment of the full exercise price of the Option for US$ 634,275,282 equivalent to AR$ 10,999,601,940. On December 27, 2017, CVH exercised the Option and received an additional 21.55% interest in VLG Argentina LLC (“VLG”) as of the closing date of the Call Option, representing an approximate 6.08% indirect equity interest in Telecom as of the effective Merger date.

As a result of CVH’s acquisition of a direct and indirect 39.08% equity interest in Telecom and entry into force of the provisions of Telecom’s shareholders’ agreement, including, without limitation, the right to appoint a majority of the members of Telecom’s Board of Directors, CVH qualified as a controlling shareholder of Telecom, for which reason an MTO should be pursued and launched for the Shares of Stock of Telecom, as set forth in Section 87 subsection II clause ii of the Applicable Law.

SOURCES OF INFORMATION

This opinion has been prepared with information in the public domain available as of the date hereof (the “Available Information”). Such information derives from the websites of Telecom, CVH and the CNV.

We obtained the following information from the website of the CNV (http://www.cnv.gov.ar/sitioWeb/Empresas):

➢   Preliminary Merger Agreement dated 06-30-2017

➢   Press Release in relation to the merger dated 06-30-2017

➢   Letter from Telecom to the CNV reporting a Letter received from Fintech Telecom dated 07-07-2017

➢   Special Consolidated Financial Statements for Merger Purposes as of 03-31-2017 along with Audit Report dated 06-30-2017

➢   Telecom Argentina – Cablevisión S.A. Merger Prospectus dated August 18, 2017 and its annexes

➢   Final Merger Agreement dated 10-31-2017

➢   20F 2017 Telecom Argentina S.A.

➢   Letter from Telecom Argentina on Issuance of Shares 01-01-2018

➢   Material Event dated 06-21-2018: Public Tender Offer

We obtained the following information from the website of Telecom (https://institucional.telecom.com.ar/inversores):

➢   20F 2017

➢   1Q 2018 Results

➢   Payment of Dividends

➢   Investor Presentation as of June 2018

We obtained the following information from the website of CVH (https://www.cablevisionholding.com):

➢   Press release dated 06-30-2017 reporting the Preliminary Merger Agreement.

➢   Letter to the CNV dated 07-07-2017 reporting the execution of the Shareholders’ Agreement with Fintech Telecom LLC.

➢   Letter to the CNV dated 09-25-2017 disclosing a loan received, a portion of which would be used as advance payment of the exercise price of the Call Option

➢   Letter to the CNV dated 12-22-2017 making reference to a material event reported by Cablevisión S.A., which was a subsidiary of CVH as of such date

➢   Letter to the CNV dated 12-27-2017 disclosing that the Call Option had been exercised

➢   Letter to the CNV dated 01-01-2018 disclosing the merger and change of control of Telecom

➢   Material event dated June 21, 2018, announcement of MTO. Letter addressed to the Buenos Aires Stock Exchange

For the listing price of the Company’s share, the series of prices from 07/01/2017 to 12/31/2017, posted by Bolsar (www.bolsar.com) have been considered.

Deloitte has not conducted an audit or performed any tasks related to the independent verification of the information contained in the financial statements of the company.

We have based our opinion on the following assumptions:

a)   The public information examined is accurate and complete;

b)   We are not aware of the existence of any material events, excluded from the so examined public information, in relation to the company or the transaction concerned, which in our opinion are reasonably expected to affect our opinion.

BASIS OF PREPARATION OF THIS REPORT

DETERMINATION OF THE PRICE OF THE MTO

Pursuant to Applicable Law, a mandatory tender offer for the shares proceeds whenever the listed company’s control is obtained, as set forth in Section 87 subsection I “Takeover”:

“… any person who has effectively obtained a controlling share interest in a company whose shares are subject to the public offering regime shall be under the obligation to make a tender offer at a fair price, which shall be determined in accordance with Section 88 of this law, either individually or through a concerted action as defined in this law …”

Subsection II of such section specifies that such controlling equity interest is obtained where:

i)          It directly or indirectly obtains a share of voting power equal to or greater than 50% of the company

ii)         It has obtained an equity interest lower than 50% of the company’s voting power but it acts as a controlling company.

And the third paragraph of Section 87 of the Applicable Law sets forth the deadline for submission, i.e. the offer shall be submitted to the CNV at the earliest convenience and no later than one month after the closing of the controlling stake’s acquisition.

VALUATION METHODS

Pursuant to the Scope, we have applied the following valuation approaches and associated methods as set forth in the Applicable Law.

Subsection I of Section 88 of the Applicable Law sets forth as follows in relation to the price in takeover offers:

“… The fair price of mandatory tender offers in case of takeover shall be the higher of:

a)   The highest price that the offeror or the persons acting on a concerted basis with the latter had paid or agreed to pay for the negotiable securities under the offer during twelve (12) months prior to the start date of the period during which the tender offer is required to be made; and

b)   The average price of the negotiable securities under the offer for the six-month period immediately preceding the date of announcement of the transaction whereby the change in the controlling stake is agreed, irrespective of the number of meetings held for negotiation …”

In this case, the price referred to in subsection b) shall not apply where the percentage of shares listed on an exchange authorized by the CNV accounts for at least 25% of the issuer’s capital stock and the liquidity conditions determined by such regulatory authority in its regulations are satisfied.

Subsection III of such section, which refers to the composition of the price, sets forth that the offeror shall include the full amount of the consideration the offeror has paid or agreed to pay in each case, applying different rules. In this case, the relevant excerpt is the following:

“… If the purchase results from the exercise of a call or put option or other derivatives, the premium paid under such options and derivatives shall be added to the purchase price, and the higher price resulting from adding the paid premium shall apply …”

ESTIMATE OF THE PRICE FOR TELECOM’S SHARE OF STOCK

Pursuant to the provisions of the Applicable Law, we have applied the methodology established in Section 88 thereof, which determines that the following prices should be compared:

1.   Subsection a): The highest price that the offeror has paid or agreed to pay for the negotiable securities under the offer during the twelve (12) months prior to the start date of the period during which the MTO is required to be made; and

2.   Subsection b): The average price of the negotiable securities under the offer for the six-month period immediately preceding the date of announcement of the transaction whereby the change in the controlling stake is agreed upon.

Pursuant to the Applicable Law, in order to determine the price, the offeror shall include the full amount of the consideration the offeror has paid or agreed to pay in each case. In this case the following rule should apply: “… If the purchase results from the exercise of a call or put option or other derivatives, the premium paid under such options and derivatives shall be added to the purchase price, and the higher price resulting from adding the paid premium shall apply…”

The highest price resulting from such comparison shall be taken and such will be the price per share of Telecom as of the Opinion Date.

1)           ANALYSIS OF THE METHOD UNDER SECTION 88 SUBSECTION I CLAUSE A

We will discuss below the application of the method and the values determined by us:

According to the information examined and described in the section captioned “SOURCES OF INFORMATION” of this report, during the 12-month period prior to the start date of the period during which the MTO is required to be made, a single payment related to the Call Option exercised by CVH was made.

Such agreement was executed between CVH, VLG, FT, FA and FM. Pursuant to the agreement, FA granted to CVH an irrevocable call option on indirect interests equivalent to 130,969,944 shares of Telecom accounting for 13.51% prior to the merger and 6.08% of Telecom after the merger.

On July 7, 2017, CVH paid US$ 3,000,000 on account of premium under the Call Option, which at the wholesale exchange rate published by the Argentine Central Bank is equivalent to AR$ 52,685,100. And on October 5, 2017 it paid US$ 634,275,282 on account of call option price equivalent to AR$ 10,999,601,940.

On December 27, 2017 CVH exercised the call option under the terms and conditions set forth in the Call Option.

In order to determine the price of the MTO, the following aspects are considered based on Available Information:

1)   Payment of the price and premium are considered as a single payment made. For purposes of translation into Argentine Pesos the Argentine Central Bank’s Wholesale Exchange Rate is applied.

2)   The Price of the Call Option and the payment of the premium are deemed to be paid amounts, the premium being mandatory pursuant to Section 88, subsection III, clause a) of the Capital Markets Law.

3)   Pursuant to the Preliminary Merger Agreement, Telecom’s shares as of such time amounted to 969,159,605, excluding 15,221,373 treasury shares.

4)   Pursuant to the Shareholders’ Agreement included in the Merger Prospectus, CVH has acquired a call option on additional assets, which account for 13.51% of Telecom’s shares prior to the effective date of the Merger and 6.08% of Telecom’s Stock after the merger.

5)   The shares included in the Call Option amount to 130,969,944.

Therefore, the price of the share arises from the following table:

	Premium	Option Price
Date	7/27/2017	10/5/2017
Amount paid in US$	3,000,000	634,275,282

Exchange rate as of such date	17.5617	17.342
Amount paid in AR$	52,685,100	10,999,601,940

Telecom’s total shares	969,159,605	969,159,605

% of Telecom held by CVH	13.51%	13.51%

Number of Shares of Fintech
Advisory included in the Call Option	130,969,944	130,969,944

Price per share in AR$	0.40	83.99

Total Price of the Share		84.39

2)           ANALYSIS OF THE METHOD SET FORTH IN SECTION 88 SUBSECTION I CLAUSE B

Clause B of Subsection I of Section 88 of the Applicable Law establishes the calculation of the average price of the negotiable securities under the offer during the six-month period immediately preceding the date of announcement of the transaction whereby the change of controlling stake is agreed upon. In this case, after the effective date of the Merger, i.e. January 1, 2018, the change of control was consummated and CVH became the new controlling shareholder of Telecom.

According to the Available Information, this controlling position arises from the following factors:

1)    The Merger of Telecom and Cablevisión as a result of which CVH directly and indirectly acquired Class D shares of stock of Telecom accounting for 39.08% of Telecom’s outstanding capital stock; and

2)   Entry into force of the Shareholders’ Agreement and CVH’s right to appoint a majority of Telecom’s board members.

For purposes of calculation in accordance with the methodology required under this clause of the law, we reviewed the information on prices of Telecom’s share during the six-month period prior to the Merger date, i.e. July 1, 2017 as of December 31, 2017. For such purpose, we used information provided by one of the sources we believe to be most reliable, i.e. the website of Bolsar (www.bolsar.com).

Historic prices:

Listing Date	BOLSAR - Price in AR$
07/03/2017	97.40
07/04/2017	96.35
07/05/2017	98.65
07/06/2017	98.00
07/07/2017	95.85
07/10/2017	97.75
07/11/2017	98.50
07/12/2017	96.55
07/13/2017	96.20
07/14/2017	95.40
07/17/2017	94.80
07/18/2017	93.05
07/19/2017	95.75
07/20/2017	96.25
07/21/2017	96.70
07/24/2017	97.25
07/25/2017	96.10
Listing Date	BOLSAR - Price in AR$
07/26/2017	95.55
07/27/2017	95.90
07/28/2017	96.65
07/31/2017	94.15
08/01/2017	93.15
08/02/2017	93.35
08/03/2017	97.55

08/04/2017	98.85
08/07/2017	99.50
08/08/2017	100.00
08/09/2017	97.90
08/10/2017	97.00
08/11/2017	100.15
08/14/2017	103.95
08/15/2017	102.30
08/16/2017	103.50
08/17/2017	106.15
08/18/2017	108.00
08/22/2017	106.50
08/23/2017	103.60
08/24/2017	101.85
08/25/2017	103.50
08/28/2017	107.45
08/29/2017	106.35
08/30/2017	108.35
08/31/2017	104.85
08/01/2017	105.95
09/04/2017	105.35
09/05/2017	109.30
09/06/2017	108.35
09/07/2017	108.40
09/08/2017	105.05
09/11/2017	108.95
09/12/2017	107.50
09/13/2017	106.25
09/14/2017	104.20
09/15/2017	104.90
09/18/2017	105.30
09/19/2017	105.75
09/20/2017	105.30
09/21/2017	105.45
09/22/2017	105.00
09/25/2017	104.90
09/26/2017	106.35
09/27/2017	106.00
09/28/2017	107.15
09/29/2017	107.00
10/02/2017	106.75
10/03/2017	108.55
Listing Date	BOLSAR - Price in AR$
10/04/2017	108.60
10/05/2017	110.35
10/06/2017	110.60
10/09/2017	110.00
10/10/2017	109.65
10/11/2017	108.80
10/12/2017	109.70
10/13/2017	109.80

10/17/2017	109.00
10/18/2017	109.50
10/19/2017	112.80
10/20/2017	110.50
10/23/2017	117.50
10/24/2017	117.90
10/25/2017	117.00
10/26/2017	119.25
10/27/2017	115.85
10/30/2017	115.60
10/31/2017	115.85
11/01/2017	119.35
11/02/2017	120.00
11/03/2017	118.65
11/07/2017	116.05
11/08/2017	116.50
11/09/2017	116.30
11/10/2017	115.25
11/13/2017	112.00
11/14/2017	109.75
11/15/2017	114.05
11/16/2017	117.85
11/17/2017	117.00
11/21/2017	121.90
11/22/2017	120.75
11/23/2017	122.90
11/24/2017	122.90
11/27/2017	120.30
11/28/2017	120.65
11/29/2017	121.40
11/30/2017	120.55
12/01/2017	124.50
12/04/2017	125.40
12/05/2017	126.65
12/06/2017	128.20
12/07/2017	128.10
12/11/2017	127.95
12/12/2017	129.60
12/13/2017	132.30
12/14/2017	131.50
12/15/2017	132.50
Listing Date	BOLSAR - Price in AR$
12/18/2017	134.30
12/19/2017	137.00
12/20/2017	140.70
12/21/2017	140.25
12/22/2017	140.05
12/26/2017	140.00
12/27/2017	134.55
12/28/2017	138.10
12/29/2017	136.75

AVERAGE	110.85

As it arises from our analysis, the average price per share of Telecom in the six-month period immediately preceding January 1, 2018, the date the of announcement of the transaction whereby the change in the controlling stake was agreed upon -based on the source of information used-, is AR$ 110.85 (Argentine Pesos one hundred and ten, and eighty-five cents).

PRICE SUMMARY

The following table summarizes the result of prices obtained by implementing the method so applied:

Price determined in accordance with:	Determined price

Clause a, Subsection I, Section 88 of Applicable Law	AR$ 84.39

Clause b, Subsection I, Section 88 of Applicable Law	AR$ 110.85

The average price per share of Telecom for the 6 months prior to the date of the announcement of the transaction that triggered the change of control referred to in Section 88(b) of the Applicable Law is higher than such set forth in clause a, i.e. the highest Price that the offeror paid for the negotiable securities under the offer during the 12-month period prior to the start date of the MTO.

Therefore, the price for CVH’s MTO should be AR$ 110.85 per share of Telecom.

It is important to note that, according to the literature on Corporate Finance, in the event that a dividend payment has been made, an objective adjustment could be made to the price per share by deducting the dividend per share that was received by Telecom’s shareholders in the period between the analyzed six-month period and the date of announcement of the MTO.

CONCLUSIONS

According to the methodology specified in Section 88 of the Applicable Law, and based on the scope of our analysis, research, implemented methodologies, assumptions and considerations, and the public information examined, we believe that the price offered in the announcement of the MTO for Telecom’s shares equal to AR$ 110.85 is consistent with the methodology set forth in the Applicable Law.

Lastly, pursuant to the requirements of Section 3, Part I, Chapter II of the CNV Rules, we note that the price of the MTO contained in our opinion is consistent with the one mentioned by Buenos Aires Advisors S.C. and Columbus MB S.A. in their respective reports on determination of the price prepared upon CVH’s request.

Do not hesitate to contact us if you need any further information.

Very truly yours,

Marcos Bazán

Partner

Deloitte SC

Deloitte refers to one or more of the member firms of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each one as a legally separate and independent entity. A detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms can be seen on the website www detoitte com/about

Item 5

[Letterhead of Buenos Aires Advisors — Investment Banking]

Buenos Aires, 19 June 2018

CABLEVISION HOLDING S.A.

Mr. Sebastián Bardengo

President

Tacuarí 1842, 4th Floor

Autonomous City of Buenos Aires

Argentina

Re: Calculations for the determination of the price of the Tender Offer

Dear Sir:

As requested by you, in our capacity as independent evaluators, we hereby make the calculations for the determination of the price of the mandatory tender offer (the “OPA”) that must be launched by Cablevisión Holding S.A. (“CVH”), with respect to the shares of Telecom Argentina S.A. (hereinafter, “Telecom”), pursuant to Law No. 26,831 (as amended by Productive Financing Law No. 27,440 (the “Capital Markets Law”). For such purpose, we have followed the guidelines set forth in the report of the law firm Nicholson & Cano Abogados in connection with applicable law.

Therefore, as mentioned in such legal report, we have calculated the price of the OPA pursuant to article 88, point (I)(a) of the Capital Markets Law, i.e. the highest price that Cablevisión Holding S.A. has paid during the 12 months preceding the date that marks the beginning of the period during which he company must carry out the OPA, which was $ 84.39 (eighty-four pesos and thirty-nine cents) per share of Telecom; as well as the price provided under article 88, point (I)(b) of the Capital Markets Law, i.e. the average price of the shares of Telecom during the six-month period immediately preceding the date of the announcement of the transaction whereby the company agreed to the change of control, which was $ 110.85 (one hundred ten pesos and eighty-five cents).

Attached hereto are the abovementioned evaluation and the calculations made by Buenos Aires Advisors S.C.

We are at your disposal should you have any questions.

Sincerely,

/s/ Eduardo S. Biocca
Buenos Aires Advisors S.C.
Partner

METHODS AND CALCULATION FOR THE DETERMINATION

OF THE PRICE OF THE TENDER OFFER FOR SHARES

OF TELECOM ARGENTINA S.A.

DATE: 19 June 2018

PREPARED BY:

BUENOS AIRES ADVISORS S.C.

I-             Background

According to the information published by CVH, on 30 June 2017, Telecom and Cablevisión S.A. (“Cablevisión”) entered into a pre-merger agreement whereby Telecom, as surviving company, would absorb Cablevisión by way of merger, and Cablevisión would be dissolved without liquidation pursuant to articles 82 and 83 of Law No. 19,550 as amended (the “LGS”) and subject to corporate and regulatory approvals (the “Merger”).

On 7 July 2017, CVH reported the execution of a shareholders’ agreement relating to Telecom, among CVH, VLG Argentina LLC (“VLG”), GC Dominio S.A., Fintech Telecom LLC (“FT”), Fintech Media LLC and Fintech Advisory Inc. (“FAI”) (the “Shareholders’ Agreement”). In such note, the company also reported the execution of a purchase option agreement among CVH, FT and FAI (the “Call Option”), whereby FAI granted CVH an irrevocable option for the purchase of an indirect equity participation in Telecom of 13.51% prior to the Merger (equal to 6.08% of Telecom after the Merger became effective).

On 27 July 2017 CVH paid FAI three million United States dollars (USD 3,000,000) as premium under the Call Option, and on 5 October 2017, it paid six hundred thirty-four million two hundred seventy-five thousand two hundred eighty-two United States dollars (USD 634,275,282) as option price under the Call Option. After authorisation of the Merger by the National Communications Agency, on 27 December 2017 CVH reported that it had exercised the purchase option whereby it had acquired an additional interest in VLG, which once the Merger became effective, would represent 6.08% of Telecom.

In a note published on 1 January 2018, CVH reported that as from 0.00 hours of 1 January 2018 the Merger had become effective and that, consequently, CVH had become the controlling shareholder of Telecom.  As reflected in the information provided by CVH, the controlling position of CVH with respect to Telecom is the result of the sum of two (2) factors: (i) the Merger pursuant to which CVH acquired direct and indirect title of class D shares of Telecom representing thirty nine point zero eight percent (39.08%) of the outstanding capital of Telecom; and (ii) the entry into full effect of the Shareholders’ Agreement and the right of CVH to appoint the majority of the board of directors of Telecom.

In that context, CVH has requested our professional services, in our capacity as independent evaluators, in order to make the calculations for the determination of the price to be offered in the OPA pursuant to applicable law.  As is publicly known, the Productive Financing Law No. 27,440 was recently approved.  Therefore, we were provided with a legal opinion issued by the law firm Nicholson & Cano (the “NCA Opinion”) with that firm’s interpretation of such law. Such legal opinion states that:

“In order to calculate the price, one must compare: (i) the highest price that CV Holding or persons acting in concert with CV Holding have paid or agreed to pay for the relevant shares during the twelve (12) months preceding the date that marks the beginning of the period during which he company must carry out the tender offer (in this regard we have been informed that the only price paid by CV Holding during the abovementioned period was the one paid within the framework of the Call Option, and is of United States dollars six hundred thirty-seven million two hundred seventy-five thousand two hundred eighty-two (USD 637,275,282), equal to Argentine pesos eleven billion fifty-two million two hundred eighty-seven thousand forty (AR$ 11,052,287,040), under the abovementioned exchange rates), and (ii) the average price of such shares during the six-month period immediately preceding the date of the announcement of the transaction whereby the company agreed to the change of control in the controlling participation.  Such announcement, referring to the one made on 1 January 2018, at the moment of which we understand—all of the provisions of the Shareholders’ Agreement became fully effective and the conditions precedent to which the Merger was subject pursuant to the Pre-Merger Agreement were fulfilled.”

II-           Purpose of Our Work

Based on the above, the purpose of our work has been to assist CVH in the calculations for the determination of the price to be offered in the OPA for the common shares of Telecom.

In order to determine such reasonable value we have relied on the following information, which we have considered sufficient:

•                  The Capital Markets Law.

•                  The legal opinion of the law firm Nicholson y Cano Abogados of 18 June 2018.

•                  Press clippings sent by CVH to the Argentine Securities Commission.

•                  Listed prices of the shares of Telecom (source: Bolsar).

•                  Information provided by CVH with respect to the payment and exercise of the call option under the Call Option.

III-          Responsibility

This report is based on, and limited to, our knowledge and experience in financial calculations and company valuation. We have not performed any audit or review or compilation of the financial information included in this report.  Therefore, we do not express an opinion or provide any certainty with respect to such information.

We have not verified independently the accuracy or completeness of the data extracted and we do not express any opinion or provide any certainty with respect thereto.  It is possible that we may have used, for these calculations, certain financial information that is under the responsibility of the management of CVH.  In the cases in which the information used comes from other types of sources and on which our analysis or part of our analysis may have relied, we assume that such information is trustworthy.

We are professionally competent to make this report, based on our prior experience and academic formation in relevant fields.  No matter that has not been analysed specifically in this report should be deemed to be implicitly included.

We assume that the information provided by CVH that we used is true, accurate and complete in order to carry out the analysis and the calculations included in this report, and that there are no agreements, contracts, rights or other material information that has not been disclosed to us.

This report has been prepared for its filing with the Argentine Securities Commission and may be used both by CVH and by FT, in its capacity as co-offeror of the OPA for its filing with any local or foreign regulatory authority.

IV-          Calculations for the determination of the price

Pursuant to the terms of the NCA Opinion, below we calculate the two alternatives set forth therein.

a)             Highest price paid by the Offeror for the relevant securities during the twelve (12) months preceding the date that marks the beginning of the term of the OPA.

With respect to the highest price that CVH or persons acting in concert with CVH have have paid or agreed to pay for the shares during the twelve (12) months preceding the date that marks the beginning of the period during which he company must carry out the OPA, we have been informed that the only price paid by CVH with the abovementioned period was the price paid within the framework of the Call Option.  In this regard, to the exercise price of such purchase option we must add the price of the premium pursuant to the Capital Markets Law, as stated in the NCA Opinion.

Next, we determine that price based on the information provided by CVH in connection with this transaction and at the exchange rate corresponding to each payment date:

	Date	Amount in US$		No. of shares Telecom	% of total	No. of shares to exchange	Exchange rate	Price per share AR$
Premium	7/27/2017	USD	3,000,000	969,159,605	13.51%	130,969,945	17.56	0.40
Option	10/05/2017	USD	634,275,282	969,159,605	13.51%	130,969,945	17.34	83.99
Final Price								84.39

Reference exchange rates of Communication “A” 3500 (wholesale) of the Central Bank of the Republic of Argentina for 27 July 2017 of $17.5617 and for 5 October 2017 of $17.3420.

Therefore, the highest price paid during the preceding 12-month period that we have calculated is $84.39 (eighty-four pesos and thirty-nine cents) per share of Telecom Argentina S.A.

b)             Average Price of Telecom shares during the six-month period prior to the announcement of the transaction whereby the parties agreed to the change in the controlling participation of Telecom.

Pursuant to paragraph I (B) of article 88 of the Capital Markets Law, one must calculate the average price of the referred shares during the six-month period immediately preceding the date of the announcement of the transaction whereby the parties agree to the change of control of the controlling participation.  We understand this announcement to be the one made on 1 January 2018, the date on which the law firm Nicholson y Cano Abogados understands that all the provisions of the Shareholders Agreement became fully effective and the conditions precedent to which the Merger was subject pursuant to the Pre-Merger Agreement were fulfilled.

Next, we determine such average price based on information provided by Bolsar of the quoted prices per share of Telecom for the six-month period preceding 1 January 2018.

Date	Listing price in AR$	Date	Listing price in AR$	Date	Listing price in AR$
12/29/2017	136.75	10/26/2017	119.25	8/29/2017	106.35
12/28/2017	138.10	10/25/2017	117.00	8/28/2017	107.45
12/27/2017	134.55	10/24/2017	117.90	8/25/2017	103.50
12/26/2017	140.00	10/23/2017	117.50	8/24/2017	101.85
12/22/2017	140.05	10/20/2017	110.50	8/23/2017	103.60
12/21/2017	140.05	10/19/2017	112.80	8/22/2017	106.50
12/20/2017	140.70	10/18/2017	109.50	8/18/2017	108.00
12/19/2017	137.00	10/17/2017	109.00	8/17/2017	106.15
12/18/2017	134.30	10/13/2017	109.80	8/16/2017	103.50
12/15/2017	132.50	10/12/2017	109.70	8/15/2017	102.30
12/14/2017	131.50	10/11/2017	108.80	8/14/2017	103.95
12/13/2017	132.30	10/10/2017	109.65	8/11/2017	100.15
12/12/2017	129.60	10/9/2017	110.00	8/10/2017	97
12/11/2017	127.95	10/6/2017	110.60	8/9/2017	97.90
12/7/2017	128.10	10/5/2017	110.35	8/8/2017	100.00

12/6/2017	128.20	10/4/2017	108,6	8/7/2017	99.50
12/5/2017	126.65	10/3/2017	108.55	8/4/2017	98.85
12/4/2017	125.40	10/2/2017	106.75	8/3/2017	97.55
12/1/2017	124.50	9/29/2017	107.00	8/2/2017	93.35
11/30/2017	120.55	9/28/2017	107.15	8/1/2017	93.15
11/29/2017	121.40	9/27/2017	106.00	7/31/2017	94.15
11/28/2017	120.65	9/26/2017	106.35	7/28/2017	96.65
11/27/2017	120.30	9/25/2017	104.90	7/27/2017	95.90
11/24/2017	122.90	9/22/2017	105.00	7/26/2017	95.55
11/23/2017	122.90	9/21/2017	105.45	7/25/2017	96.10
11/22/2017	120.75	9/20/2017	105.30	7/24/2017	97.25
11/21/2017	121.90	9/19/2017	105.75	7/21/2017	96.70
11/17/2017	117.00	9/18/2017	105.30	7/20/2017	96.25
11/16/2017	117.85	9/15/2017	104.90	7/19/2017	95.75
11/15/2017	114.05	9/14/2017	104.20	7/18/2017	93.05
11/14/2017	109.75	9/13/2017	106.25	7/17/2017	94.80
11/13/2017	112.00	9/12/2017	107.50	7/14/2017	95.40
11/10/2017	115.25	9/11/2017	108.95	7/13/2017	96.20
11/9/2017	116.30	9/8/2017	105.05	7/12/2017	96.55
11/8/2017	116.50	9/7/2017	108.40	7/11/2017	98.50
11/7/2017	116.05	9/6/2017	108.35	7/10/2017	97.75
11/3/2017	118.65	9/5/2017	109.30	7/7/2017	95.85
11/2/2017	120.00	9/4/2017	105.35	7/6/2017	98.00
11/1/2017	119.35	9/1/2017	105.95	7/5/2017	98.65
10/31/2017	115.85	8/31/2017	104.85	7/4/2017	96.35
10/30/2017	115.60	8/30/2017	108.35	7/3/2017	97.40
10/27/2017	115.85			Average	110.85

Therefore, the average price per share of Telecom in the six-month period immediately preceding 1 January 2018 was $110.85 (one hundred ten pesos and eighty-five cents).  Without prejudice to the above, we consider that, from a valuation standpoint, one should discount from the above price of $110.85 the dividends per share that may have been collected by the shareholders of Telecom between the six-month period under analysis and the date of the announcement of the OPA.

From our valuation one may deduct that, since the average price per share of Telecom under point I(b) of article 88 of the Capital Markets Law is higher than the Call Option price under point I(a) of the same article, the price of the OPA of CVH shall be $110.85 (one hundred ten pesos and eighty-five cents) per share of Telecom.

Autonomous City of Buenos Aires, 19 June 2018

/s/ Eduardo S. Biocca	/s/ Alan M. Glass	/s/ Ignacio de Alvear
Partner	Partner	Partner

Item 6

Buenos Aires, 19 June 2018

Messrs.

Cablevisión Holding S.A.

Tacuarí 1846

Autonomous City of Buenos Aires

Argentina

Attn: Mr. Sebastián Bardengo — President

Re: Price Determination Report

Dear Sir,

Columbus MB S.A. (“Columbus”) has the pleasure of addressing you in our capacity as independent financial advisors engaged by Cablevisión Holding S.A., a sociedad anónima organized under the laws of the Republic of Argentina (“CVH” or the “Company”) in order to perform the calculation of the price of the OPA (as defined below) pursuant to articles 87 and 88 of Capital Markets Law No. 26,831 (as amended by Law No. 27,440, the “CML”) in the framework of an eventual mandatory tender offer of the shares of Telecom Argentina S.A. (“Telecom”) (the “OPA”).

We understand that if the OPA were to take place, it would be made by CVH as offeror pursuant to its legal obligation as controlling shareholder of Telecom, together with Fintech Telecom LLC, a limited liability company organized under the laws of the State of Delaware (“Fintech Telecom,” and together with CVH, the “Offerors”) as co-offeror pursuant to the commitment undertaken before CVH under the Shareholders’ Agreement (as defined below).

1.             Background

As discussed with You and with the information received from You, we understand that:

a)             On 30 June 2017, Telecom and Cablevisión S.A. (“Cablevisión”) entered into a pre-merger agreement (the “Pre-Merger Agreement”) whereby Telecom, in its capacity as surviving company, would absorb Cablevisión by way of merger, and Cablevisión would be dissolved without liquidation pursuant to articles 82 and 83 of Law No. 19,550 as amended and subject to corporate and regulatory approvals (the “Merger”).

b)             On 7 July 2017, CVH, VLG Argentina LLC (“VLG”), GC Dominio S.A., Fintech Media LLC (“FM”), Fintech Telecom and Fintech Advisory Inc. (“FAI”) entered into the Telecom shareholders’ agreement (the “Shareholders’ Agreement”), whereby CVH acquired the power to appoint the majority of the board of directors of Telecom, subject to certain conditions.  Certain provisions of the Shareholders’ Agreement became effective immediately, whereas others were subject to the occurrence of the effective date of the merger, including the above mentioned power to appoint the majority of the board of directors of Telecom.

c)              On the same date, CVH, VLG, FAI, Fintech Telecom and FM entered into a purchase option agreement whereby FAI granted CVH an irrevocable option to acquire interests in Fintech Telecom, and/or another subsidiary of FAI, equal to 130,969,944 (one hundred thirty nine hundred sixty-nine thousand nine hundred forty-four) shares representing 13.5% (thirteen point five percent) of Telecom.  Both CVH and FAI could decide that the option be for interests representing 21.55% (twenty-one point fifty-five percent) of VLG (which owned shares of Cablevisión), subject to the closing of the option occurring after the approval of the Merger by the National Communications

Agency (“ENACOM”) (the “Call Option”). In that context, on 27 July 2017 CVH paid FAI United States dollars 3,000,000 (three million), equal to Argentine Pesos 52,685,100 (fifty-two million six hundred eighty-five thousand one hundred), at the wholesale exchange rate of the Central Bank of the Republic of Argentina as of that date, as premium under the Call Option, and on 5 October 2017, CVH paid United States dollars 634,275,282 (six hundred thirty-four million two hundred seventy-five thousand two hundred eighty-two), equal to Argentine Pesos 10,999,601,940 (ten billion nine hundred ninety-nine million six hundred one thousand nine hundred forty), at the wholesale exchange rate of the Central Bank of the Republic of Argentina as of that date, as price for the purchase option under the Call Option.  On 27 December 2017, and given that ENACOM had already approved the Merger, CVH elected to exercise the Call Option, according to its terms, on interests in VLG, which through the ownership by the latter of shares of Cablevisión, was equal to 130,969,944 (one hundred thirty million nine hundred sixty-nine thousand nine hundred forty-four) shares representing 13.51% (thirteen point  fifty-one percent) of the shares of Telecom Argentina prior to the effective date of the Merger.

d)             After execution of the final merger agreement between Cablevisión and Telecom (the “Final Merger Agreement”) and the fulfillment of the rest of the conditions to which the Merger was subject, on 1 January 2018 the Merger became effective and all the provisions of the Shareholders’ Agreement became fully effective.

e)              The controlling position of CVH as offeror with respect to Telecom results from the sum of two factors (i) the effectiveness of the Merger pursuant to which CVH acquired direct and indirect title of class D shares of Telecom representing 39.08% (thirty-nine point zero eight percent) of the outstanding capital of Telecom; and (ii) the entry into full effect of the Shareholders’ Agreement on 1 January 2018 with the resulting right of CVH to appoint the majority of the board of directors of Telecom.

2.             Scope and Considerations

As requested by CVH, Columbus calculated the price per share of the Company according to the two criteria defined by the CML.  In order to do so we took into account: (i) the terms of the CML and (ii) the legal opinion of the law firm Nicholson y Cano dated as of 18 June 2018 concerning the correct rules and methodology applicable to the calculation of the price of the OPA of CVH (the “Legal Opinion”).

Paragraph I of article 88 of the CML, in its relevant part, provides the following:

“Art. 88. — I. The equitable price of the mandatory tender offers caused by assumption of control shall be the greater of the following:

a)             The highest price that the offeror of persons acting in concert with the offeror shall have paid or agreed to with respect to the securities that are the object of the offer during the twelve (12) months prior to the date that marks the beginning of the period during which the tender offer must be made; and

b)             The average price of the securities that are the object of the offer during the six-month period immediately preceding the date of the announcement of the transaction in which the parties agreed to the change in the controlling participation, regardless of the number of meetings in which it may have been negotiated.

3.             Determination of the Price:

i)            Price of the Call Option

Pursuant to subsection a), above and given that CVH did not make other direct acquisitions during the period in question, we took as the basis for calculation the values paid for the exercise of the Call Option.

Pursuant to the CML, if the purchase consists of the execution of a purchase option right or other derived rights, to the price of the purchase one must add the premium paid under such options and derivatives, applying the higher price that may result from adding the premium paid.

According to the information provided by the Company, the resulting Call Option price is Pesos 84.39 (eighty-four pesos and thirty-nine cents), according to the data presented in the following chart:

	Date	Exchange rate	Amount paid in US$	Amount paid in ARS	No. of shares to exchange	Implicit Price per share AR$
Payment of Premium	7/27/2017	17.56	3,000,000	52,605,100	130,969,945	0.40
Advance on Price	10/05/2017	17.34	634,275,282	10,999,601,940	130,969,945	83.99
Call Option Price			637,275,282	11,052,287,040	130,969,945	84.39

ii)         Market Price of the TECO2.ba shares

Pursuant to subsection b) mentioned in point 2 hereof, the rule considers as the reference price the average listing values of the shares subject to the OPA during the six-month period immediately preceding the date of the announcement whereby the parties agree to the change in the controlling participation.

Columbus performed an analysis of the evolution of the listing price of the shares of Telecom in Bolsas y Mercados Argentinos S.A. (“ByMA”) based on the information provided by public sources.  We took as the indicative value the average price of the current historical series corresponding to the six-month period immediately prior to the date of announcement of the change of control, as indicated by the CML in its article 88.  According to the Legal Opinion, the date of the announcement of the assumption of control should be understood as the announcement dated as of 1 January 2018, when all of the provisions of the Shareholders’ Agreement became effective and the conditions to which the Merger was subject pursuant to the Pre-Merger Commitment were fulfilled.  The six-month period in question runs from 1 July 2017 to 31 December 2017.  In our analysis, said average price is Pesos 110.85 (one hundred ten and eighty-five cents) per share.  The detail of this result is in Annex II of this document.

Taking into account that the price calculated under point 3.ii f this report is greater than the price calculated under point 3.i and based on the provisions of the CML and on the Legal Opinion, we consider that the price of the OPA of CVH should be: Pesos 110.85 (one hundred ten and eighty-five cents) per share.

We note that in order to make a more precise calculation of the price in question it would be advisable to take an homogenous series of historical prices to neutralize the distortions that could be generated by the eventual dividends or other corporate events that may affect the price of the shares.

4.             Final Considerations:

This report is addressed by Columbus to the Offerors, and it is not destined to any other person, institution, investor and/or beneficiary.  Any market investor that evaluates accepting or rejecting the eventual OPA of the Offerors must make its own independent evaluation.  Therefore no current or future investor or person or institution and/or beneficiary may use this report for its own direct and/or indirect benefit.  Notwithstanding the above, Columbus authorizes the filing of this report by the Offerors before the National Securities Commission and/or ByMA or other local or foreign regulatory authorities.

This report shall be governed and interpreted in accordance with the laws of the Republic of Argentina and any disputes that may arise hereunder shall be submitted to the jurisdiction of the competent Courts of the City of Buenos Aires, therefore waiving any other jurisdiction or forum that may correspond.

We remain available for any clarification or extension hereof.

Sincerely,

/s/ Fernando Herrera
Partner
Columbus MB S.A.
19 June 2018

ANNEX I:

Relevant aspects to take into account in connection with the development and the results of our work

1-             Information used as the basis of our work

Our work was based mainly on available private and public information of Telecom.  We have not performed any audit or express an opinion or provide any certainty with respect to such information.  This report does not constitute advice to investors or legal advice.  This report is not intended to be used to avoid sanctions that may be applicable pursuant to national, provincial, municipal tax and/or regulatory laws and/or the laws of any jurisdiction and/or agency and/or regulator of any other country and may not be used for such purpose.

We have not investigated the title of ownership of the company or of its assets that are the object of this report.  It is possible that we may have extracted certain financial or historical information used in our evaluation, from audited financial statements that are under the responsibility of the management of Telecom. The financial statements may include clarifying notes required by generally accepted accounting principles.  We have not verified independently the accuracy or the completeness of the data extracted (e.g. data related to the prices paid for the Call Option) and we do not express any opinion or provide certainty about such data or about the underlying financial statements.

We do not assume any responsibility for the judgments concerning presentation of financial and tax information, which are the Company’s responsibility.

In the cases in which the information used comes from other types of sources (e.g. historical price series), on which we have relied all or part of our analysis, we assume such information is trustworthy.

2-             Relevant aspects to consider in the interpretation of the results of our work

Subject to the considerations and limitations set forth below, we have no knowledge of any reasons that may make us suppose that the facts and data included in this report are not correct.

This report is valid as of the date of the work set forth on the cover hereof and is based on the guidelines and criteria for the determination of the price of the OPA under the CML and the Legal Opinion.  The changes of market conditions and/or amendments and/or new regulations implementing the current law may result in variations that are substantially different from those indicated as of the base date of our work.  We do not assume any responsibility whatsoever for changes in market conditions and/or amendments and/or new regulations implementing the current law that may occur after the date of our work and we are under no obligation to update the report or our recommendations, analysis, conclusions or other documents relating to our services after the date of this report for any reasons.

Our work is an independent opinion and does not entail a recommendation to the shareholders and/or directors of the Company with respect to any decision that they or any person, investor, institution and/or beneficiary could adopt with respect to the eventual OPA or the convenience of participating thereof.

Annex II

Price Series for the shares of Telecom Argentina (TECO2.BA) during the six-month period preceding the announcement of the change of control

Series of Current Prices
(ARS/share)
Average Price	110.85

7/3/2017	97.40
7/4/2017	96.35
7/5/2017	98.65
7/6/2017	98.00
7/7/2017	95.85
7/10/2017	97.75
7/11/2017	98.50
7/12/2017	96.55
7/13/2017	96.20
7/14/2017	95.40
7/17/2017	94.80
7/18/2017	93.05
7/19/2017	95.75
7/20/2017	96.25
7/21/2017	96.70
7/24/2017	97.25
7/25/2017	96.10
7/26/2017	95.55
7/27/2017	95.90
7/282017	96.65
7/31/2017	94.15
8/1/2017	93.15
8/2/2017	93.35
8/3/2017	97.55
8/4/2017	98.85
8/7/2017	99.50
8/8/2017	100.00
8/9/2017	97.90
8/10/2017	97.00
8/11/2017	100.15
8/14/2017	103.95
8/15/2017	102.30
8/16/2017	103.50
8/17/2017	106.15
8/18/2017	108.00
8/22/2017	106.50
8/23/2017	103.60
8/24/2017	101.85
8/25/2017	103.50
8/28/2017	107.45
8/29/2017	106.35
8/30/2017	108.35
8/31/2017	104.85
9/1/2017	105.95
9/4/2017	105.35
9/5/2017	109.30
9/6/2017	108.35

9/7/2017	108.40
9/8/2017	105.05
9/11/2017	108.95
9/12/2017	107.50
9/13/2017	106.25
9/14/2017	104.20
9/15/2017	104.90
9/18/2017	105.30
9/19/2017	105.75
9/20/2017	105.30
9/21/2017	105.45
9/22/2017	105.00
9/25/2017	104.90
9/26/2017	106.35
9/27/2017	106.00
9/28/2017	107.15
9/29/2017	107.00
10/2/2017	106.75
10/3/2017	108.55
10/4/2017	108.60
10/5/2017	110.35
10/6/2017	110.60
10/9/2017	110.00
10/10/2017	109.65
10/11/2017	108.80
10/12/2017	109.70
10/13/2017	109.80
10/17/2017	109.00
10/18/2017	109.50
10/19/2017	112.80
10/20/2017	110.50
10/23/2017	117.50
10/24/2017	117.90
10/25/2017	117.00
10/26/2017	119.25
10/27/2017	115.85
10/30/2017	115.60
10/31/2017	115.85
11/1/2017	119.35
11/2/2017	120.00
11/3/2017	118.65
11/7/2017	116.05
11/8/2017	116.50
11/9/2017	116.30
11/10/2017	115.25
11/13/2017	112.00
11/14/2017	109.75
11/15/2017	114.05
11/16/2017	117.85
11/17/2017	117.00
11/21/2017	121.90
11/22/2017	120.75
11/23/2017	122.90
11/24/2017	122.90
11/27/2017	120.30

11/28/2017	120.65
11/29/2017	121.40
11/30/2017	120.55
12/1/2017	124.50
12/4/2017	125.40
12/5/2017	126.65
12/6/2017	128.20
12/7/2017	128.10
12/11/2017	127.95
12/12/2017	129.60
12/13/2017	132.30
12/14/2017	131.50
12/15/2017	132.50
12/18/2017	134.30
12/19/2017	137.00
12/20/2017	140.70
12/21/2017	140.25
12/22/2017	140.05
12/26/2017	140.00
12/27/2017	134.55
12/28/2017	138.10
12/29/2017	136.75

Note: The dates stated above are all those included in the six-month period that runs from 1 July 2017 to 31 December 2017 that are not week ends or other holidays without securities trading.

Source: Dollar.com (https://www.bolsar.com/)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: July 5, 2018	By:	/s/ Gabriel P. Blasi
	Name:	Gabriel P. Blasi
	Title:	Responsible for Market Relations